UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-34904

MECOX LANE LIMITED

22nd Floor, Gems Tower, Building 20

No. 487, Tianlin Road

Shanghai 200233

People’s Republic of China

(86-21) 6495 0500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECOX LANE LIMITED

By:	/s/ Paul Bang Zhang
Name:	Paul Bang Zhang
Title:	Chief Financial Officer

Date: March 24, 2010

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

Mecox Lane announces the appointment of new director

SHANGHAI, China, March 24, 2011—Mecox Lane Limited (“Mecox Lane” or the “Company”) (Nasdaq: MCOX), which operates one of China’s leading online platforms for apparel and accessories, today announced the resignation of Mr. Kelvin Kenling Yu from the board of directors and the audit committee of the Company, and the appointment of Mr. Herman Yu as a director and as a member of the audit committee of the Company upon the closing of share purchases between certain shareholders of the Company and SINA Corporation (“SINA”) (Nasdaq GS: SINA) and a subsidiary of China Dongxiang (Group) Co., Ltd. (“DongXiang”) (HKG 3818).

Mr. Herman Yu was nominated by SINA. He has served as the Chief Financial Officer of SINA since August 2007. Mr. Herman Yu has served as the Acting Chief Financial Officer of SINA from May 2006 to August 2007 and Vice President and Corporate Controller of SINA from September 2004 to May 2006. Prior to joining SINA, Mr. Herman Yu worked at Adobe Systems, as the Corporate Marketing Controller from June 2001 to September 2004 and as the Chief Auditor from January 1999 to May 2001. Mr. Herman Yu also held various finance and accounting management positions at Cadence Design Systems, Inc. and VeriFone, Inc. Mr. Herman Yu began his career with Arthur Andersen and is a California Certified Public Accountant. Mr. Herman Yu holds a Masters of Accountancy from the University of Southern California and a Bachelor of Arts in Economics from the University of California. He is a member of the American Institute of Certified Public Accountants (AICPA) and Financial Executive Institute.

“On behalf of the entire board and management team, I would like to thank Mr. Kelvin Kenling Yu for his service over the past several years and wish him all the best in their future endeavors. Mr. Kelvin Kenling Yu played an instrumental role in the Company’s growth.” commented Mecox Lane’s Director and Chief Executive Officer Alfred Gu, “we are pleased to have Mr. Herman Yu to join our board. His depth of financial, accounting and operational experience will be invaluable to our Company in the future.”

About Mecox Lane Limited

Mecox Lane Limited (Nasdaq:MCOX) operates China’s leading online platform for apparel and accessories as measured by revenues in 2009. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as under selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may”, “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims”, “estimates,” “confident”, “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 filed with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Justin Knapp

Ogilvy Financial, Beijing

Tel: +86-10-8520-6556

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com